SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: HCA Healthcare, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________

April 1, 2021

At the HCA Healthcare, Inc. (NYSE: HCA) Annual Meeting on April 28th, please vote AGAINST the re-election of Director and Audit and Compliance Committee Chairman Charles O. Holliday, Jr. for failing to properly oversee hospital admissions practices, which has resulted in the build-up of significant risk of adverse enforcement actions and litigation.

Dear HCA Shareholders:

We urge you to oppose the re-election of Director and Audit and Compliance Committee Chairman Charles O. Holliday, Jr. As a member of the Audit and Compliance Committee since 2016, and its Chairman for the past year, Mr. Holliday bears particular responsibility for the failure to properly oversee the company’s admissions practices and for the development of significant regulatory and litigation risks. As we describe in our October 2020 letter to HCA [1], HCA has exhibited patterns of Medicare emergency admissions that resemble those of rival hospital companies Community Health Services and Health Management Associates, both of which resulted in investigations by the Department of Justice and settlements with regulators. The parallels to these earlier episodes should have persuaded Mr. Holliday and the Audit and Compliance Committee to take the evidence of excessive emergency admissions at HCA hospitals much more seriously, and to have taken the steps we recommended in our letter to attempt to mitigate the resulting risks.

We invite you to review our letter, which contains a more detailed explanation of our sources and methods, and consider the evidence of excessive emergency admissions practices it presents, which we summarize below:

•         Emergency admissions are lucrative for hospitals.

•         HCA’s emergency admissions have been above average and above expectations since 2011.

•         HCA’s current level of admissions parallels those of hospital peers who faced investigations, lawsuits, and settlements a decade ago.

•         The Audit and Compliance Committee failed to engage with us, and indeed did not even respond to our letter, suggesting a serious lack of accountability and effectiveness.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial HCA shareholders.

Emergency Admissions Are Lucrative for Hospitals

The decision whether to admit to the hospital a patient who has come to the emergency department has an outsize impact on hospital finances, since we estimate that Medicare (and by extension private payers whose negotiated rate are a multiple of the Medicare rate) pays approximately $5,000 more per incident when an emergency room patient is admitted as compared to that same patient being treated on an outpatient basis. [2] Additionally, we focus on hospitals that measure at the 80th percentile or above nationally on the metrics we examine, which we believe to be a reasonable benchmark for outlier status that plausibly would attract regulatory scrutiny. [3]

HCA’s Emergency Admissions are Above Average and Above Expectations Since 2011

As Figures 1 and 2 below illustrate, HCA has for several years experienced rates of Medicare emergency department admissions that are well-above the national average, growing over time, and not explained by patient case mix (age, sex, principal diagnosis, and urban/rural status). [4]

As noted above, we believe that outlier rates of Medicare emergency department admissions (those above the 80th percentile nationally) are a potential indicator of aggressive or improper admissions and billing practices. We can also look at the Medicare emergency department admission rates above (or below) expectation based on patient case mix, and then look to see what proportion of HCA hospitals rank in the 80th percentile or higher on this metric. Figures 3 and 4 make it clear that a large proportion of HCA’s hospitals have such emergency department admission rates above this threshold:

Using these estimates of HCA’s system-wide excess admissions, we calculate that since 2009, these excess admissions would have yielded HCA approximately $1.6 billion in excess Medicare payments, equivalent to 7.6% of its reported net income from 2009 to 2018. Over just the past five years, we calculate that HCA received excess Medicare payments of $1.1 billion, or about 8.5% of net income. Plainly, this level of excess payment is sufficiently large that it creates a material risk of regulatory enforcement actions as well as private litigation.

HCA’s Level of Emergency Admissions Parallels CHS and HMA a Decade Ago

In 2011 and 2012, respectively, two major publicly traded hospital systems – Community Health Systems (CHS) and Health Management Associates (HMA) -  received notice of federal investigations into their Medicare emergency admissions practices [5], and we also sought unsuccessfully to engage each company prior to the revelation of these investigations. [6]In 2013-2014, HMA was subject to an even more forceful challenge from hedge fund Glenview Capital Management, which successfully displaced HMA’s incumbent board and completed a merger with CHS. [7]Figure 5 below compares HCA’s emergency admissions above expectation to those of CHS and HMA from 2004 through 2018.

HCA’s rate of excess Medicare emergency admissions has clearly reached the level at which CHS and HMA began to receive regulatory scrutiny. Moreover, while both CHS and HMA argued initially in response to data indicating a high-level of excess emergencies admissions that these rates were not excessive, problematic, or even under the control of management, nevertheless the two hospital systems (one system since their merger in 2014) have experienced steadily falling rates of excess Medicare emergency admissions, and have been below expectations for at least the last two available federal fiscal years.

Failure to Engage

When we privately transmitted our letter to Mr. Holliday in October, we expected that he and his fellow directors would want to engage with us to understand our findings and the risks they present; at the very least we expected a timely acknowledgement that the board had received our letter and was reviewing it. Unfortunately, we heard nothing from the company for over five months. As the 2020 annual meeting approached, we decided to make our letter public in the hope of stimulating some response from HCA’s board. Following news reports summarizing our findings, the company did transmit a letter to us in which it claimed to have left us voice mail messages on November 30 and December 3, 2020. We received no such messages, nor did we receive an email response despite providing an email address at which the company could reach us. Moreover, the letter failed to describe in any detail the steps the board or the Audit and Compliance Committee took to investigate our findings, nor did it propose any meeting or other opportunity to discuss our findings with directors. We were not even given a phone number at which to contact anyone to discuss any such meeting.

Shareholders Need Change at HCA’s Audit and Compliance Committee

Over the past decade, the CtW Investment Group has identified other circumstances where a publicly-traded hospital company has exhibited Medicare admissions rates out of their emergency departments that exceeded the national average, that were growing over time, and that could not be explained by factors such as patient age, acuity, or geography. In each of these cases, we have communicated our analysis and concerns to the company’s board of directors privately in a letter much like the one we sent HCA in October. Unfortunately, in each previous case the board failed to respond to our concerns with appropriate action. In each case, a combination of federal investigations, private litigation, and action by shareholders subsequently led to significant changes within a few years. Given the parallels between these previous engagements and our analysis of HCA’s recent practices, we had hoped that HCA’s board would respond more proactively and seek to engage with us and address the risks we identified. Their refusal to engage leaves us with no option but to recommend that shareholders vote AGAINST the re-election of director and Audit and Compliance Committee Chairman Charles O. Holliday, Jr.

Sincerely,

Dieter Waizenegger

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to HCA’s instructions.

[1]CtW Investment Group letter to HCA Board. October 2020. www.ctwinvestmentgroup.com

[2]Report on Medicare Compliance, vol. 15 #37, October 23, 2006, pg. 1.

[3]We have chosen the 80th national percentile as a common benchmark because it has commonly been used as a benchmark for metric performance by the PEPPER reports, which are prepared by TMF Health Quality Institute and distributed to hospitals so they can see how they compare to their peers on certain metrics that are known to be areas of potential Medicare overpayment. TMF Health Quality Institute, PEPPER Short-term Acute Care Program for Evaluating Payment Patterns Electronic Report: User’s Guide First Edition, pg. 3

[4]Medicare data and analysis, including the construction of the patient mix benchmark, has been provided to us by our affiliate, the Service Employees International Union (SEIU). SEIU analysis performed using claims data for short-term general acute care hospitals from the Medicare Inpatient and Outpatient Standard Analytical Files. To calculate hospitals' expected ED admission rates, a national average ED admission rate was first calculated by federal fiscal year ("FFY") for each combination of the following patient- and hospital-based characteristics: patient age, patient sex, patient principal diagnosis, and hospital rural/urban designation. Upon finding these national rates, they were then multiplied by the corresponding number of ED encounters at each qualifying hospital within that given characteristic combination group; this provides the hospital's expected number of ED admissions for that group. To determine the overall number of expected ED admissions at a hospital, the expected ED admissions totals for all applicable groups are aggregated for the given FFY. A hospital's total number of potentially excess ED admissions is then calculated by subtracting the "expected" ED admissions total for that hospital from the actual number of inpatient ED admissions reported for that hospital. Further methodology may be provided upon request.

[5]Community Health Systems Annual Report. Filed on Form 10K. February 23, 2012. pg. 39; Health Management Associates Annual Report. Filed on Form 10K. February 27, 2013. pg. 38.

[6]CtW Investment Group letter to Community Health Systems Board of Directors. September 28, 2010. https://www.sec.gov/Archives/edgar/data/1108109/000095012311036243/g26886exv99w1.htm; CtW Investment Group letter to Health Management Associates, Inc. April 24, 2012.  https://sec.report/Document/0001377739-12-000016/

[7]Margaret Dick Tocknell. Health Leaders Media. “HMA BOARD OUSTED BY GLENVIEW CAPITAL” August 13, 2013. https://www.healthleadersmedia.com/strategy/hma-board-ousted-glenview-capital